UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)*

ATS CORPORATION
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

00211E104
(CUSIP Number)

Lampe, Conway & Co., LLC 680 Fifth Avenue – 12th Floor New York, New York 10019-5429 Tel: (212) 581-8989
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 14, 2011
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	00211E104

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

LC Capital Master Fund, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[_]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC and/or AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

4,408,315

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

4,408,315

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,408,315

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.5%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.	00211E104

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Lampe, Conway & Co., LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[_]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

4,739,315

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

4,739,315

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,739,315

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

21.0%

14.	TYPE OF REPORTING PERSON

IA, OO

CUSIP No.	00211E104

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Steven G. Lampe

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[_]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

4,739,315

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

4,739,315

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,739,315

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

21.0%

14.	TYPE OF REPORTING PERSON

IN, HC

CUSIP No.	00211E104

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Richard F. Conway

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[_]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

4,739,315

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

4,739,315

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,739,315

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

21.0%

14.	TYPE OF REPORTING PERSON

IN, HC

CUSIP No.	00211E104

Item 1.	Security and Issuer.

This Amendment No. 2 to Schedule 13D, which amends the Schedule 13D dated December 23, 2009, relates to the shares of common stock, $0.0001 par value (the "Common Stock”) of ATS Corporation, a Delaware corporation (the "Issuer”), and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act").  The principal executive office of the Issuer is located at 7925 Jones Branch Drive, McLean, Virginia 22102.

Item 2.	Identity and Background.

(a)
This Schedule 13D is being filed by Lampe, Conway & Co., LLC ("LC&C”), the investment manager of LC Capital Master Fund, Ltd. (the "Master Fund"), Steven G. Lampe ("Lampe"), a managing member of LC&C, and Richard F. Conway ("Conway"), a managing member of LC&C (LC&C, the Master Fund, Lampe and Conway, collectively the "Reporting Persons").

(b)
The principal business address for each of LC&C, Lampe and Conway is:

680 Fifth Avenue – 12th Floor
New York, New York 10019-5429

The principal business address for the Master Fund is:

c/o Trident Fund Services (B.V.I.) Limited
P.O. Box 146
Waterfront Drive
Wickhams Cay
Road Town, Tortola
British Virgin Islands

(c)
The principal business of the Master Fund is investing in securities.  The principal business of LC&C is providing investment advice.  The principal occupation of Lampe and Conway is investment management.  Information with respect to the executive officers and directors of the Master Fund is attached as Annex A to this Schedule 13D.

LC&C acts as investment manager to the Master Fund pursuant to certain investment management agreements.  Because LC&C shares voting and dispositive power over the shares of Common Stock by virtue of the aforementioned investment agreements, LC&C may be deemed to have a beneficial interest in the shares of Common Stock.  LC&C disclaims beneficial ownership of the shares of Common Stock except to the extent of its pecuniary interest, if any, therein.

Lampe and Conway act as the sole managing members of LC&C and, as a result, each of Lampe and Conway may be deemed to control such entity.  Accordingly, each of Lampe and Conway may be deemed to have a beneficial interest in the shares of Common Stock by virtue of LC&C’s indirect control of the Master Fund and LC&C’s power to vote and/or dispose of the shares of Common Stock.  Each of Lampe and Conway disclaims beneficial ownership of the shares of Common Stock except to the extent of his respective pecuniary interest, if any, therein.

(d), (e)
None of the Reporting Persons has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)
The citizenship of each Reporting Person is as follows:

The Master Fund: Cayman Islands corporation;

LC&C: Delaware limited liability company;

Lampe: United States citizen; and

Conway: United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds used for the acquisition of the shares of Common Stock came from the working capital and/or an affiliate of the Reporting Persons.

No borrowed funds were used to purchase the shares of Common Stock, other than any borrowed funds used for working capital purposes in the ordinary course of business.

Item 4.	Purpose of Transaction.

The Common Stock held by the Reporting  Persons was acquired for, and is being held for, investment purposes only.  The acquisition of the Common Stock was made in the ordinary course of the Reporting Persons' business or investment activities, as the case may be.

The Reporting Persons have acquired the Common Stock of the Issuer for investment.  The  Reporting Persons have no plans or proposals as of the date of this filing which, other than as expressly set forth below, would relate to or would result in: (a) any extraordinary corporate transaction involving the Issuer; (b) any material change in the present capitalization or dividend policy of the Issuer; (c) any material change in the operating policies or corporate structure of the Issuer; (d) the Common Stock of the Issuer ceasing to be authorized to be quoted in the NASDAQ inter-dealer quotation system; or (e) causing the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

The Reporting Persons have submitted a shareholder proposal for the Issuer’s 2011 annual meeting of shareholders to further amend the Issuer's Amended By-laws to implement a majority vote for directors in uncontested elections, constituting a change from the current plurality voting requirement for the election of directors.

The Reporting Persons have been and may continue to be in contact with members of the Issuer's management, the Issuer's Board of Directors, other significant shareholders and others regarding alternatives that the Issuer could employ to maximize shareholder value.

The Reporting Persons further reserve the right to act in concert with any other shareholders of the Issuer, or other persons, for a common purpose should they determine to do so, and/or to recommend courses of action to management and the shareholders of the Issuer.

Item 5.	Interest in Securities of the Issuer.

(a), (b)
As of the date hereof, the Master Fund may be deemed to be the beneficial owner of 4,408,315 shares of Common Stock, representing 19.5% of the Common Stock outstanding and deemed to be outstanding based upon the Issuer’s quarterly report on Form 10-Q for the quarterly period ended September 30, 2010.

The Master Fund has the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 4,408,315 shares of Common Stock; has sole power to dispose or direct the disposition of 0 shares of Common Stock; and has shared power to dispose or direct the disposition of 4,408,315 shares of Common Stock.

The Master Fund specifically disclaims beneficial ownership in the shares of Common Stock reported herein except to the extent of its pecuniary interest therein.

As of the date hereof, LC&C may be deemed to be the beneficial owner of 4,739,315 shares of Common Stock, representing 21.0% of the Common Stock outstanding and deemed to be outstanding based upon the Issuer’s quarterly report on Form 10-Q for the quarterly period ended September 30, 2010.

LC&C has the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 4,739,315 shares of Common Stock; has sole power to dispose or direct the disposition of 0 shares of Common Stock; and has shared power to dispose or direct the disposition of 4,739,315 shares of Common Stock.

LC&C specifically disclaims beneficial ownership in the shares of Common Stock reported herein except to the extent of its pecuniary interest therein, if any.

As of the date hereof, Lampe may be deemed to be the beneficial owner of 4,739,315 shares of Common Stock, representing 21.0% of the Common Stock outstanding and deemed to be outstanding based upon the Issuer’s quarterly report on Form 10-Q for the quarterly period ended September 30, 2010.

Lampe has the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 4,739,315 shares of Common Stock; has sole power to dispose or direct the disposition of 0 shares of Common Stock; and has shared power to dispose or direct the disposition of 4,739,315 shares of Common Stock.

Lampe specifically disclaims beneficial ownership in the shares of Common Stock reported herein except to the extent of his pecuniary interest therein, if any.

As of the date hereof, Conway may be deemed to be the beneficial owner of 4,739,315 shares of Common Stock, representing 21.0% of the Common Stock outstanding and deemed to be outstanding based upon the Issuer’s quarterly report on Form 10-Q for the quarterly period ended September 30, 2010.

Conway has the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 4,739,315 shares of Common Stock; has sole power to dispose or direct the disposition of 0 shares of Common Stock; and has shared power to dispose or direct the disposition of 4,739,315 shares of Common Stock.

Conway specifically disclaims beneficial ownership in the shares of Common Stock reported herein except to the extent of his pecuniary interest therein, if any.

(c)
For information regarding any transactions in the Common Stock effected by the Reporting Persons during the past 60 days, please see Annex B attached hereto.  All such transactions were open-market transactions.

(d)
No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the Shares reported in this Schedule 13D.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except for the matters described herein, including Item 4, neither the Reporting Persons nor, to the best knowledge of any Reporting Person, any of the persons listed in Item 2 has any contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1:	Joint Filing Agreement, by and among the Reporting Persons, dated February 14, 2011.

Exhibit 2:	Notice of Shareholder Proposal, dated February 11, 2011.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2011

LC CAPITAL MASTER FUND, LTD.* By: /s/ Richard F. Conway Name: Richard F. Conway Title: Director
LAMPE, CONWAY & CO., LLC* By: /s/ Richard F. Conway Name: Richard F. Conway Title: Managing Member
By: /s/ Steven G. Lampe* Name: Steven G. Lampe
By: /s/ Richard F. Conway* Name: Richard F. Conway

*The Reporting Persons disclaim beneficial ownership in the shares reported herein except to the extent of their pecuniary interest therein.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Annex A

Executive Officers and Directors of
LC Capital Master Fund, Ltd.

Name and Business Address                                                                                                Title with each Entity

Richard F. Conway c/o Lampe, Conway & Co., LLC 680 Fifth Avenue – 12th Floor New York, New York 10019-5429	Director
Don Seymour dms Management Limited Cayman Financial Centre 2nd Floor Dr. Roy’s Drive George Town, Grand Cayman Cayman Islands	Director
Peter Young Rothstein Kass & Co. 27 Hospital Road George Town, Grand Cayman Cayman Islands	Director

Annex B

LC Capital Master Fund, Ltd.

Trade Date	No. of Common Shares Purchased/(Sold)	Price per Share ($)

2010-12-13	1,400	2.79

Exhibit 1

Joint Acquisition Statement
Pursuant to Section 240.13d-1(k)

     The undersigned acknowledge and agree that the foregoing statement on this Schedule 13D Amendment is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated: February 14, 2011

LC CAPITAL MASTER FUND, LTD. By: /s/ Richard F. Conway Name: Richard F. Conway Title: Director
LAMPE, CONWAY & CO., LLC By: /s/ Richard F. Conway Name: Richard F. Conway Title: Managing Member

By: /s/ Steven G. Lampe Name: Steven G. Lampe

By: /s/ Richard F. Conway Name: Richard F. Conway

Exhibit 2

ATS Corporation
c/o Joann O'Connell, Corporate Secretary
7925 Jones Branch Drive
McLean, VA 22102

February 11, 2011

Dear Ms. O'Connell:

Pursuant to Section 2.9 of the Corporation's Amended By-laws and pursuant to Rule 14a-8 of the Securities Exchange Act of 1934, as amended, (the "Exchange Act"), the undersigned shareholders of ATS Corporation (the "Corporation") hereby provide notice of the following proposal to be considered by stockholders of the Corporation at the Corporation's 2011 Annual Meeting of Shareholders (the "Annual Meeting").

Shareholder Information

The name and address of the recommending shareholders are Lampe, Conway & Co., LLC, a Delaware limited liability company ("LC&C"), which is the investment manager of LC Capital Master Fund, Ltd., a Cayman Islands Corporation (the "Master Fund") and LC Capital / Capital Z SPV, L.P., a Delaware limited partnership that is wholly owned by the Master Fund (the "SPV").  Steven G. Lampe and Richard F. Conway are the sole managing members of LC&C. We collectively refer to LC&C, the Master Fund, the SPV, Steven G. Lampe and Richard Conway as the "Holders". The principal business address and telephone number of the Master Fund is c/o Trident Fund Services (B.V.I.) Limited, P.O. Box 146, Waterfront Drive, Road Town, Tortola D8, British Virgin Islands, tel: (284) 494 2434.  The principal business address and telephone number of all the other Holders is 680 Fifth Avenue, 12th Floor, New York, NY 10019-5429, tel. (212) 581-8989.

As of the date of this letter, the Holders may be deemed to beneficially own an aggregate of 4,739,315 shares of common stock, par value $0.0001 per share ("Common Stock"), of the Corporation, which constitutes approximately 21.0% of the issued and outstanding common stock of the Corporation.  The Common Stock was purchased between September 24, 2007 and December 13, 2010. The Master Fund owns 4,408,315 shares of Common Stock and the SPV owns 331,000 shares of Common Stock, representing approximately 19.5% and 1.5% of the issued and outstanding common stock of the Corporation, respectively.

LC&C acts as investment manager to the Master Fund and the SPV pursuant to investment management agreements.  Because LC&C shares voting and dispositive power over the shares of Common Stock by virtue of the aforementioned investment management agreements, LC&C may be deemed to have a beneficial interest in the shares of Common Stock.  Messrs. Lampe and Conway act as the sole managing members of LC&C and, as a result, each of Mr. Lampe and Mr. Conway may be deemed to control such entity.  Accordingly, each of Mr. Lampe and Mr. Conway may be deemed to have a beneficial interest in the shares of Common Stock by virtue of LC&C's indirect control of the Master Fund and the SPV and power to vote and/or dispose of the shares of Common Stock.

LC&C is entitled to receive an annual fee, subject to a loss carryforward provision, in the amount of 20% of the aggregate net profits (including realized and unrealized gains) derived from all investments of the Master Fund, directly and through the SPV, including the Master Fund's investment in the Corporation, attributable to each common share of the Master Fund for the applicable fiscal year of the Master Fund.

The principal business of the Master Fund and the SPV is investing in securities.  The principal business of LC&C is providing investment management services.  The principal occupation of Messrs. Lampe and Conway is serving as the managing members of LC&C and other affiliated entities.

The Holders have beneficially owned more than 1% of the Common Stock of the Corporation for over one year as of the date hereof.  The Holders have a good faith intention to continue to hold the Common Stock through the date of the Annual Meeting and intend to appear in person or by proxy at the Annual Meeting to present the following Proposal.

None of the Holders has in the last ten years been convicted of a criminal proceeding or is named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses).  Except as described herein, neither the Holders nor their related persons has a direct or indirect interest in any transaction or series of similar transactions since the beginning of the Corporation's last fiscal year or any currently proposed transaction or series of similar transactions, in which the Corporation or any of its subsidiaries was or is to be a participant and the amount involved exceeds $120,000.

No affiliate of the Holders other than those listed above owns beneficially, directly or indirectly, any securities of the Corporation.  The Holders do not own beneficially, directly or indirectly, any securities of any parent or subsidiary of the Corporation.

None of the Holders currently holds any position or office with the Corporation or has ever served previously as a director of the Corporation. None of the Holders nor any of his/her/its affiliates has any arrangement or understanding with any person with respect to any future employment by the Corporation or its affiliates, or, to the Holders' knowledge, with respect to any future transactions to which the Corporation or any of its affiliates will or may be a party.

None of the Holders within the past year was a party to any contract, arrangement or understanding with any person with respect to any securities of the Corporation, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies.

Proposal

The Holders hereby propose shareholder action requesting an amendment to the Corporation's Amended By-laws to implement a majority vote for directors, constituting a change from the current plurality voting requirement for the election of directors. The Holders believe such amendment to the Corporation's By-laws should be implemented through the shareholder adoption of the following resolution:

Resolved, that the shareholders of the Corporation request and instruct the board of directors of the Corporation to take the steps necessary and appropriate to amend the Amended By-Laws of the Corporation, such amendment to be effective immediately, to provide that: (i) any candidate in an uncontested election for directors be required to receive a majority of the votes cast in order to be elected as a director and (ii) any incumbent director in an uncontested election of directors who does not receive a majority of the votes cast shall promptly tender his or her resignation from the board of directors, and the board of directors, or a committee of the board of directors that is responsible for the evaluation and nomination of director nominees to the extent that such committee is established in the future, accept or reject such resignation within 90 days of receipt of the resignation, provided, however, that if the board of directors rejects such resignation, it publicly disclose the reason for such rejection.

Supporting Statement

Shareholders of many public companies have urged that director nominees be required to receive a majority of the votes cast in favor of their election, rather than the generally applicable plurality standard. In response, a number of public companies have adopted charter or bylaw provisions requiring a majority vote standard.  In addition, such charter or bylaw provisions also require that any incumbent director not receiving such a majority submit his or her resignation to the board of directors or one of its committees. The resignation requirement is designed to address the provisions of many state corporations law provisions that provides that an incumbent director remains in office until his or her successor is elected, even if the director has not received a vote sufficient for re-election.  We believe plurality voting in the election of directors does not promote true corporate democracy, and allows unpopular incumbents who receive even one vote to be re-elected.  The Corporation's plurality voting standard ensures that the Corporation's nominees are automatically elected to the board in any uncontested election, regardless of performance.  By contrast, a majority voting standard in uncontested elections, together with a requirement that a director not re-elected by a majority of the votes cast tender his or her resignation, means a candidate cannot be elected or remain in office unless the holders of a majority of the votes cast believe the nominee has done (or in the case of a new nominee, will do) a good job representing the shareholders' interests. Majority voting, coupled with a requirement that incumbents who do not get a majority vote must resign, is an important corporate governance feature that promotes director accountability, and provides shareholders with a more meaningful role in director elections.

We urge shareholders to vote for this proposal.

SCHEDULE I

TRANSACTIONS IN SECURITIES OF ATS CORPORATION

DURING THE PAST TWO YEARS

Class of Security	Entity Purchasing or Selling	Quantity Purchased / (Sold)	Price Per Share ($)	Date of Purchase / Sale
Common Stock	Master Fund	(300,000)	2.30	12/18/2009
Common Stock	SPV	(150,000)	3.00	03/29/2010
Common Stock	Master Fund	29,888	2.86	10/18/2010
Common Stock	Master Fund	12,100	2.85	10/19/2010
Common Stock	Master Fund	6,000	2.81	10/21/2010
Common Stock	Master Fund	3,000	2.85	10/22/2010
Common Stock	Master Fund	1,291	2.85	11/24/2010
Common Stock	Master Fund	300	2.90	11/26/2010
Common Stock	Master Fund	1,400	2.79	12/13/2010

Please be advised that neither the delivery of this letter nor the delivery of additional information, if any, provided by or on behalf of the Holders or any of their affiliates to the Corporation from and after the date hereof shall be deemed to constitute an admission by Holders or any of their affiliates that this letter or any such information is required or is in any way defective or as to the legality or enforceability of any matter or a waiver by the Holders or any of their affiliates of their right to, in any way, contest or challenge any such matter.

Please direct any questions regarding the information contained in this correspondence to our legal counsel, Edward S. Horton ((212) 574-1265)) or Sri Katragadda ((212) 574-1675), of Seward & Kissel LLP, One Battery Park Plaza, New York, New York 10004.

Sincerely yours,

LAMPE, CONWAY & CO., LLC
By its Managing Members;

/s/ Richard F. Conway
Richard F. Conway

/s/ Steven G. Lampe
Steven G. Lampe

SK 02979 0001 1140528 v2